Exhibit 99.1
Internet Gold Reports Ahead-of-Plan Execution for Q3 2010

- Debt Repayment Process Progressing Well Ahead of Schedule -
- Balance Sheet Strengthened Through Successful Issuance of
NIS 170 Million in Low-Interest Series C Debentures -

Petah Tikva, Israel – November 2, 2010 – Internet Gold (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the third quarter ended September 30, 2010.

Consolidation of Bezeq Results

•
Bezeq results consolidated for entire Q3 period: All of the Q3 results of Bezeq - The Israel Telecommunication Corp., Ltd. (“Bezeq”) are consolidated into Internet Gold’s Q3 results. This reflects the fact that the acquisition of the controlling interest of Bezeq (approximately 30.4%) by Internet Gold’s 76.62%-owned subsidiary, B Communications (NASDAQ Global Market and TASE: BCOM) was completed before the beginning of the third quarter (on April 14, 2010).

•
Supplemental unconsolidated results table: To provide investors with transparent insight into its business, the Company has also provided its results on an unconsolidated basis. In the unconsolidated table, Internet Gold’s interest in B Communication’s net income is presented as a single line item (see below, “Internet Gold’s Unconsolidated Q3 Financial Results”).

•
Adoption of IFRS: In contemplation of the acquisition of the controlling interest in Bezeq, on January 1, 2010 Internet Gold adopted the financial reporting standards utilized by Bezeq, the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, to replace its previous reporting standard, the generally accepted accounting principles in the United States (US GAAP) (see notes C and D below).

Internet Gold’s Q3 Financial Results
Internet Gold’s revenues for the third quarter totaled NIS 3.1 billion (US$ 833 million) a ten-fold increase compared with NIS 310 million reported in the third quarter of 2009. The Company’s revenues for Q3 2010 consisted primarily of Bezeq’s revenues, together with the modest contribution of its media business, which totaled NIS 21 million (US$ 6 million) for the period. Its Q3 2009 revenues consisted of sales generated by the Company’s legacy 012 Smile telecom business. Revenues for the first nine months of 2010, which consolidate Bezeq's results from April 14, 2010,were NIS 5.7 billion (US$ 1.5 billion) compared with NIS 921 million reported in the first nine months of 2009.

Internet Gold’s net income attributable to the owners of the company for the third quarter totaled NIS 8 million (US$ 2 million) compared with NIS 3 million recorded in the third quarter of 2009. Internet Gold’s net income for the reporting quarter consisted entirely of the profit generated by Bezeq for the period, mitigated by the impact of two significant expenses:

•
Financial expenses: Internet Gold’s financial expenses for the third quarter totaled NIS 107 million (US$ 29 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 81 million (US$ 22 million), and expenses related to Company’s CPI-linked debentures, which totaled NIS 34 million (US$ 9.3 million), offset by NIS 8 million (US$ 2 million) of finance income generated by the Company’s conservative portfolio of marketable investments.

•	Amortization (net): Internet Gold’s amortization related to the Bezeq purchase price allocation totaled NIS 52 million (US$ 14 million) during the third quarter of 2010 (see Note B below).

Net loss attributable to the owners of the company for the first nine months of 2010 was NIS 69 million (US$ 19 million) compared with NIS 59 million net income reported in the first nine months of 2009.

Internet Gold’s Cash Position and Loan Repayment Plan

•
Successful placement of NIS 170 million in debentures: On September 28, 2010, Internet Gold issued NIS 170 million (US $46 million) of Series C debentures.  These debentures carry a 4.45% fixed annual interest rate, linked to the Israeli CPI, and are listed for trade on the Tel Aviv Stock Exchange.

•
Dividends received from Bezeq: On October 7, 2010, B Communications received a dividend of NIS 389 million (US$ 106 million) from Bezeq. Bezeq paid this dividend in line with its announced policy of paying out 100% of its net income as dividends on a semi-annual basis. This dividend was larger than the Company had projected in its original budget and loan repayment plan. B Communications used this dividend for three purposes:

1)	Payment of a portion of B Communications’ current loan repayment commitment in the amount of NIS 255 million (US$ 70 million).

2)
Pre-payment of an additional NIS 56 million(US$ 15 million) to creditors, thereby reducing the size of the final “bullet” repayment that is due at the end of the loan repayment period and saving related future interest expenses.

3)	Addition of NIS 78 million(US$ 21 million) to the Company’s cash balance.

•
Outstanding loans & loan repayment plan: At September 30, 2010, the Company’s unconsolidated total gross debt was NIS 1 billion (US$ 282 million) and unconsolidated net debt was NIS 583 million (US$ 159 million). At this point, the Company’s loan repayment process is proceeding well ahead of schedule.

Internet Gold’s Unconsolidated Cash Position

	As of June 30, 2010	As of Sept. 30, 2010
(in NIS millions)	(pre debt offering)	(post debt offering)
Cash and cash equivalents	280	281
Receivable in respect of series C debentures	-	169
Total gross debt	(851)	(1,033)

Internet Gold’s Unconsolidated Q3 Financial Results

	Q3 2010	Q3 2010
	(NIS millions)	(US$ millions)
Operating expenses	(1)	-	*
Financial expenses	(23)	(6)
Internet Gold’s interest in B communication's net income	32	8
Internet Gold’s net income	8	2
*less than US$ 0.5 million

Comments of Management
Commenting on the results, Mr. Eli Holtzman, CEO of Internet Gold, said, “We are pleased to report a period of rapid progress that has confirmed Bezeq’s cash generation potential and the overall soundness of our loan repayment plan.

“Bezeq has reported another excellent quarter, demonstrating the power of its formidable position in Israel’s telecommunications market, strong management and growth strategy to generate sizeable profits. Having received a larger-than-expected dividend, we have been able to accelerate our repayment plan and to increase our cash balance. At the same time, we took advantage of favorable market conditions to further strengthen our balance sheet, raising NIS 170 million from investors at a low rate of interest for Internet Gold and additional NIS 400 million for B communications. As such, we feel well positioned to carry out all of our plans and to continue seeking out ways to generate value for our shareholders.”

Bezeq Group’s Q3 Financial Results

To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s Q3 consolidated financial report. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il

Bezeq Group’s Consolidated Results

Bezeq Group (consolidated) 1	Q3 20102	Q3 2009	Change	9M 20102	9M 2009	Change
	(NIS millions)			(NIS millions)
Revenues	3,033	2,924	3.7%	8,929	8,587	4.0%
Operating profit	979	875	11.9%	2,843	2,492	14.1%
EBITDA	1,329	1,236	7.5%	3,884	3,601	7.9%
EBITDA margin	43.8%	42.3%		43.5%	41.9%
Net profit attributable to Company shareholders	588	2,088	(71.8)%	1,868	3,237	(42.3)%
Diluted EPS (NIS)	0.22	0.79	(72.2)%	0.70	1.23	(43.1)%
Cash flow from operating activities	1,166	1,021	14.2%	2,948	2,870	2.7%
Capex payments, net 3	328	364	(9.9)%	1,052	1,093	(3.7)%
Free cash flow 4	838	657	27.5%	1,896	1,782	6.4%
Net debt/EBITDA (end of period) 5	0.91	0.61		0.91	0.61
Net debt/shareholders' equity (end of period)	0.92	0.44		0.92	0.44

1 As of August 21st, 2009, the Company ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of January 1st, 2008.
2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010. 9M 2010 includes a one-time profit from the consolidation of Walla! recorded in Q2-10.
3 Capex data reflects payments related to capex and are based on the cash flow statements.
4 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.
5 EBITDA in this calculation refers to the trailing twelve months.

Bezeq Group revenues for Q3 2010 totaled a record NIS 3.03 billion, up 3.7% from NIS 2.92 billion in the year ago period. Revenue growth was driven by higher revenues at Pelephone, Bezeq International and the consolidation of Walla!, and was partially offset by a 1.5% decline in Bezeq Fixed-Line.

Operating profit for the Company increased 11.9% to NIS 979 million in Q3 2010, up from NIS 875 million in Q3 2009. The improvement in operating profit delivered a 32.3% operating margin and was driven primarily by higher total revenues and the positive impact of ongoing cost reduction initiatives, and to a lesser extent by the positive impact from the ongoing disposal of real estate and copper during the quarter.

Net profit attributable to Bezeq shareholders for Q3 2010 amounted to NIS 588 million, in line with the year ago period when excluding a one-time gain of NIS 1.5 billion related to the deconsolidation of yes in Q3 2009.

Cash flow from operating activities in Q3 2010 rose 14.2% year-over-year to NIS 1.17 billion, as compared to NIS 1.02 billion in Q3 2009. The year-over-year increase in operating cash flow was primarily related to working capital timing differences within the Fixed-Line segment.

Free cash flow increased 27.5% year-over-year to NIS 838 million in Q3 2010, as compared with NIS 657 million in Q3 2009, due to the aforementioned change in operating cash flow and a 9.9% decline in capital expenditures-related payments made during the quarter.

Conference Call Information
Internet Gold’s management invites its investors and other interested parties to participate in a conference call to be held today, Tuesday, November 2, at 09:00 am EDT (15:00 in Israel). During the call, the CEO and CFO of both Internet Gold and B Communications, Messrs. Eli Holtzman and Doron Turgeman, will be available to answer questions regarding both Internet Gold and B Communications.

To participate, please call one of the following access numbers several minutes before the call begins:

1-888-668-9141 from within the U.S.

1-866-485-2399 from within Canada

0-800-917-5108 from within the U.K.

+972-3-918-0609 from other international locations

The call will also be broadcast live through the Company’s website, www.igld.co.il, and will be available for replay during the next 30 days.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of September 30, 2010 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2010 (NIS 3.6650 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Purchase Price Allocation (PPA): As part of B Communications’ acquisition of the controlling interest in Bezeq, the Company has prepared a preliminary PPA for the allocation of the transaction’s purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date. This is a complex process which has not yet been finalized, and the preliminary PPA is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to the PPA, it may result in significant changes to future financial statements.

C.
Adoption of International Financial Reporting Standards (IFRS): In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard, the generally accepted accounting principles in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, which was filed in June 2010, includes consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

D.
NON-GAAP MEASUREMENTS: Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of Bezeq’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. Bezeq’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with GAAP.

Bezeq’s management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand Bezeq’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. Bezeq defines EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses and depreciation and amortization. We present Bezeq’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

About Internet Gold - Golden Lines Ltd.
Internet Gold is Israel’s leading telecommunications group. Internet Gold’s main asset is its control of Bezeq, the Israel Telecommunication Corp. (http://ir.bezeq.co.il) (TASE:BZEQ), Israel’s largest telecommunications service provider, which is  based on  its approximately  76% ownership of B Communications Ltd. (Nasdaq and TASE: BCOM), the holder of the controlling  interest (30.37%) and Board control of Bezeq.

Internet Gold is controlled by Eurocom Communications, a leading privately-held investment group headquartered in Ramat-Gan, Israel. Internet Gold’s shares are traded on the Nasdaq Global Market (Nasdaq: IGLD) and the Tel Aviv Stock Exchange (TASE: אנזהב) where its share price is tracked as part of the TA-100 Index.

For more information, please visit the following Internet sites:
http://ir.bezeq.co.il
http://www.eurocom.co.ilhttp://www.bcommunications.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.

Consolidated Balance Sheets

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.665
	September 30	December 31	September 30
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	NIS millions		$ millions
Assets
Cash and cash equivalents	1,796	1,350	490
Marketable securities	627	99	171
Investments, including derivatives	16	-	4
Receivables in respect of series C debentures	169	-	46
Trade receivables	2,747	13	751
Parent company receivables	2	2	*
Related parties receivables	2	4	*
Other receivables	199	8	54
Inventory	178	-	48
Assets classified as held-for-sale	30	1,360	8

Total current assets	5,766	2,836	1,573

Long-term trade receivables and other receivables	1,073	-	293
Investments, including derivatives	134	-	37
Property, plant and equipment	5,534	1	1,510
Intangible assets	14,897	8	4,065
Deferred and other expenses	670	-	183
Investments in equity-accounted investees (mainly loans)	1,111	-	303
Deferred tax assets	334	1	91

Total non-current assets	23,753	10	6,482

Total assets	29,519	2,846	8,055

*   Amount lower than 500,000

Internet Gold - Golden Lines Ltd.

Consolidated Balance Sheets (cont’d)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.665
	September 30	December 31	September 30
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	NIS millions		$ millions

Liabilities
Current maturities of long-term liabilities and short term bank credit	510	463	139
Current maturities of debentures	1,150	216	314
Current maturities of convertible debentures	1	18	*
Trade payables	1,103	7	301
Other payables	951	9	260
Related parties payables	2	*	*
Current tax liabilities	437	25	119
Deferred income	32	1	9
Provisions	295	-	81
Employee benefits	351	-	96
Dividend payables	891	-	243
Liabilities classified as held-for-sale	-	270	-
Total current liabilities	5,723	1,009	1,562

Debentures	3,525	1,044	962
Convertible debentures	3	100	1
Bank loans	6,284	-	1,715
Loans from institutions and others	540	-	147
Employee benefits	298	*	81
Deferred income and others	44	-	12
Provisions	68	-	18
Deferred tax liabilities	2,444	-	668
Total non-current liabilities	13,206	1,144	3,604

Total liabilities	18,929	2,153	5,166

Total equity attributable tocompany's shareholders	455	460	124
Non-controlling interest	10,135	233	2,765
Equity	10,590	693	2,889

Total liabilities and equity	29,519	2,846	8,055

*   Amount lower than 500,000

Internet Gold - Golden Lines Ltd.
Consolidated Statements of Operations

(In millions, except share data)

				Convenience
				translation into
				U.S. dollars
				$1 = NIS 3.665
	Nine months	Three months		Nine months
	period ended	period ended	Year ended	period ended
	September 30	September 30	December 31	September 30
	2010	2010	2009	2010
	(Unaudited)		(Audited)	(Unaudited)
	NIS millions			$ millions
Revenues	5,658	3,053	1,243	1,544

Cost and expenses
Depreciation and amortization	1,062	577	99	290
Salaries	934	495	171	255
General and operating expenses	2,380	1,291	811	649
Other operating expenses (income), net	(113)	(59)	2	(31)

	4,263	2,304	1,083	1,163

Operating income	1,395	749	160	381

Finance expense	369	180	2	101

Income after financing expense	1,026	569	158	280

Share in losses of equity-accounted investees	154	71	-	42

Income before income tax	872	498	158	238
Income tax	357	189	58	97

Net income	515	309	100	141

Income (loss) attributable to:
Owners of the Company	(69)	8	62	(19)
Non-controlling interest	584	301	38	160
Income (loss) for the year	515	309	100	141

Income (loss) per share, basic
Net income (loss) per share	(3.63)	0.42	3.39	(0.99)
Weighted average number of shares outstanding (in thousands)	18,986	19,145	18,346	18,986

Income (loss) per share, diluted
Net income (loss) per share	(3.63)	0.42	3.39	(0.99)
Weighted average number of shares outstanding (in thousands)	18,986	19,145	18,346	18,986